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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a - 16 AND 15d - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

   APRIL 19, 2000                               COMMISSION FILE NUMBER 001-11145

                               BIOVAIL CORPORATION
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

             2488 DUNWIN DRIVE, MISSISSAUGA, ONTARIO L5L 1J9, CANADA
              (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES AND ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (416) 285-6000

           INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL
            FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

                      FORM 20-F  X       FORM 40-F
                                ---                ---

INDICATE BY CHECK MARK WHETHER FOR REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g 3-2 (b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                          YES             NO X
                             ---            ---

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                               BIOVAIL CORPORATION

         Reporting issued to Canadian Securities Administrators:

         a)       Financial Statements

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    Biovail Corporation

April 19, 2000                      By  /s/ John R. Miszuk
                                       -------------------------------------
                                       John R. Miszuk
                                       Vice President, Controller

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                                  EXHIBIT INDEX

1.1        Financial Statements
5.1        Consent of Deloitte & Touche LLP
5.2        Acknowledgement of Ernst & Young LLP
5.3        Consent of Ernst & Young LLP
5.4        Consent of PricewaterhouseCoopers LLP